Jeffrey L. Cotter
Vice President and General Counsel
March 22, 2010
Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, Northeast
Mail Stop 3720
Washington, D.C. 20549
Re:	G&K SERVICES, INC.
Form 10-K for the fiscal year ended June 27, 2009
Filed August 26, 2009 and Forms 10-Q for the quarters ended September 26, 2009 and December 26, 2009
Filed October 30, 2009, January 29, 2009, respectively
File No. 000-4063
Dear Mr. Spirgel,
With reference to the above-captioned filings, we have reviewed your March 12, 2010 letter. G&K Services, Inc. will respond to the staff’s comments on or before April 9, 2010.
* * * * * *
In connection with responding to the staff’s comments, G&K Services, Inc. acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Upon review of this response letter, if you have any additional questions, please do not hesitate to me at (952) 912-5500.

Sincerely,
/s/ Jeffrey L. Cotter
Jeffrey L. Cotter
Vice President and General Counsel
c:	Douglas A. Milroy, Chief Executive Officer Jeffrey L. Wright, Executive Vice President and Chief Financial Officer Audit Committee of the Board of Directors
5995 Opus Parkway
Minnetonka, MN 55343
952-351-5396
952-912-5900 Fax
jcotter@gkservices.com
www.gkservices.com